SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 1 of 24

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(RULE 13D-101)

Under the Securities Exchange Act of 1934

(Amendment No. 24)

NACCO INDUSTRIES, INC.

(Name of Issuer)

Class A Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 10 03

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(216) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 2 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 285,871
	8	Shared voting power 510,502
	9	Sole dispositive power 285,871
	10	Shared dispositive power 510,502
11	Aggregate amount beneficially owned by each reporting person 796,373
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 15.30%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 3 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victoire G. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 34,936
	8	Shared voting power 285,871
	9	Sole dispositive power 34,936
	10	Shared dispositive power 761,437
11	Aggregate amount beneficially owned by each reporting person 796,373
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 15.30%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 4 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Helen R. Butler
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 68,094
	8	Shared voting power 55,738
	9	Sole dispositive power 68,094
	10	Shared dispositive power 486,105
11	Aggregate amount beneficially owned by each reporting person 554,199
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 10.65%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 5 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clara T. Rankin Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 74,574
	8	Shared voting power 8,049
	9	Sole dispositive power 74,574
	10	Shared dispositive power 438,416
11	Aggregate amount beneficially owned by each reporting person 512,990
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.85%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 6 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas T. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,092
	8	SHARED VOTING POWER 433,989
	9	SOLE DISPOSITIVE POWER 53,092
	10	SHARED DISPOSITIVE POWER 433,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 7 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Matthew M. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,988
	8	SHARED VOTING POWER 1,930
	9	SOLE DISPOSITIVE POWER 8,988
	10	SHARED DISPOSITIVE POWER 340,225
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,213
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.71%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 8 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Thomas P. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,407
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,407
	10	SHARED DISPOSITIVE POWER 338,295
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,702
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.66%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 9 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 25,768
	8	Shared voting power 432,727
	9	Sole dispositive power 25,768
	10	Shared dispositive power 432,727
11	Aggregate amount beneficially owned by each reporting person 458,495
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 8.81%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 10 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chloe O. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,360
	8	Shared voting power 25,768
	9	Sole dispositive power 2,360
	10	Shared dispositive power 456,135
11	Aggregate amount beneficially owned by each reporting person 458,495
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 8.81%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 11 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roger F. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 75,461
	8	Shared voting power 443,359
	9	Sole dispositive power 75,461
	10	Shared dispositive power 443,359
11	Aggregate amount beneficially owned by each reporting person 518,820
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.97%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 12 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce T. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 14,313
	9	Sole dispositive power 0
	10	Shared dispositive power 444,680
11	Aggregate amount beneficially owned by each reporting person 444,680
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 8.54%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 13 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alison A. Rankin
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,613
	8	Shared voting power 81,840
	9	Sole dispositive power 6,613
	10	Shared dispositive power 512,207
11	Aggregate amount beneficially owned by each reporting person 518,820
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.97%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 14 of 24

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Corbin K. Rankin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,622
	8	SHARED VOTING POWER 53,092
	9	SOLE DISPOSITIVE POWER 3,622
	10	SHARED DISPOSITIVE POWER 483,459
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,081
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.36%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 15 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Butler, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 55,738
	8	Shared voting power 68,094
	9	Sole dispositive power 55,738
	10	Shared dispositive power 498,461
11	Aggregate amount beneficially owned by each reporting person 554,199
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 10.65%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 16 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Claiborne R. Rankin, Jr.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 5,640
	8	Shared voting power 0
	9	Sole dispositive power 5,640
	10	Shared dispositive power 338,295
11	Aggregate amount beneficially owned by each reporting person 343,935
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 6.61%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 17 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David B. Williams
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,049
	8	Shared voting power 68,094
	9	Sole dispositive power 8,049
	10	Shared dispositive power 498,461
11	Aggregate amount beneficially owned by each reporting person 512,990
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 9.85%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 18 of 24

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julia Rankin Kuipers
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Source of funds* OO – See Item 3
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power 10,399
	8	Shared voting power 240
	9	Sole dispositive power 10,399
	10	Shared dispositive power 338,535
11	Aggregate amount beneficially owned by each reporting person 348,934
12	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13	Percent of class represented by amount in Row (11) 6.70%
14	Type of reporting person* IN

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 19 of 24

This Amendment No. 24 to Schedule 13D (this “Amendment No. 24”) is hereby filed to update and supplement certain information with respect to the shares of Class A Common Stock (the “Class A Common”) of NACCO Industries, Inc. (the “Company”) held by Rankin Associates II, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Schedule 13D on February 18, 1998 (the “Initial Filing”), as amended on March 30, 1998 (the “Amendment No. 1”), as amended on April 20, 1998 (the “Amendment No. 2”), as amended on January 11, 1999 (the “Amendment No. 3”), as amended on May 28, 1999 (the “Amendment No. 4”), as amended on November 13, 2000 (the “Amendment No. 5”), as amended on February 14, 2001 (the “Amendment No. 6”), as amended on January 10, 2002 (the “Amendment No. 7”), as amended on October 31, 2002 (the “Amendment No. 8”), as amended on January 9, 2003 (the “Amendment No. 9”), as amended on April 28, 2003 (the “Amendment No. 10”), as amended on February 17, 2004 (the “Amendment No. 11”), as amended on February 15, 2005 (the “Amendment No. 12”), as amended on February 14, 2006 (the “Amendment No. 13”), as amended on February 14, 2007 (the “Amendment No. 14”), as amended on February 14, 2008 (the “Amendment No. 15”), as amended on February 13, 2009 (the “Amendment No. 16”), as amended on February 16, 2010 (the “Amendment No. 17”), as amended on February 14, 2011 (the “Amendment No. 18”), as amended on February 14, 2012 (the “Amendment No. 19”), as amended on February 14, 2013 (the “Amendment No. 20”), as amended on February 14, 2014 (the “Amendment No. 21”), as amended on February 13, 2015 (the “Amendment No. 22”) and as amended on February 12, 2016 (the “Amendment No. 23”) (collectively, the “Filings”). This Amendment No. 24 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisitions and/or dispositions of shares of Class A Common by certain Reporting Persons. Capitalized terms used herein but not defined herein have the meanings assigned to them in the Filings.

Item 2.	Identity and Background

(a) – (c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading James T. Rankin, which appear in the Filings, are hereby deleted and replaced by the following:

James T. Rankin. Mr. Rankin’s address is 2291 Woodward Way NW, Atlanta, Georgia 30305. He is self employed in commercial real estate.

The statements under the heading Julia Rankin Kuipers, which appear in the Filings, are hereby deleted and replaced by the following:

Julia Rankin Kuipers Ms. Kuipers’ address is 11 Sargent Rd. Winchester, MA 01890. She is not employed.

The statements under the heading Thomas P. Rankin, which appear in the Filings, are hereby deleted and replaced by the following:

Thomas P. Rankin. Mr. Rankin’s address is 70 West 11th Street, Apt 4E, New York, NY 1011. He is an Investment Analyst.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The first paragraph under the heading “Item 5. Interest in Securities of the Issuer” in the Filings is hereby deleted and replaced in its entirety by the following:

Pursuant to the Act and the regulations thereunder, the Reporting Persons may be deemed as a group to beneficially own 338,295 shares of Class A Common, the aggregate number of shares of Class A Common which are held by the Partnership, representing approximately 6.4% of the outstanding Class A Common as of December 31, 2016.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin (a) shares with his mother (Clara L.T. Rankin) the power to vote and dispose of 9,600 shares of Class A Common pursuant to an agreement with his mother, creating a trust for the benefit of her grandchildren; (b) shares with PNC Bank, N.A. (“PNC”) the power to vote and dispose of 21,286 shares of Class A Common held by the A.M. Rankin Sr. GST Trusts for the benefit of Alfred M. Rankin, Sr.’s grandchildren; (c) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; (d) shares with the other partners of Rankin IV the power to vote and dispose of 92,072 shares of Class A Common held by Rankin IV; (e) has the sole power to vote and dispose of 271,711 shares of Class A Common under the Alfred Rankin Trust, with himself as trustee and for his benefit;

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 20 of 24

(f) has the sole power to vote and dispose of 14,160 shares of Class A Common held in an individual retirement account; (g) is deemed to share with his spouse (Victoire Rankin) the power to vote and dispose of 34,936 shares of Class A Common owned by his spouse; and (h) shares with his brother (Bruce T. Rankin) the power to vote and dispose of 14,313 shares of Class A Common held in trust for the benefit of that brother. Collectively, the 796,373 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 15.30% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Victoire G. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Victoire G. Rankin. Ms. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 34,936 shares of Class A Common held in a trust created under the Agreement, dated September 28, 2000, for her benefit; (c) is deemed to share with her spouse (Alfred M. Rankin, Jr.) the power to vote and dispose of 9,600 shares of Class A Common owned by a trust created for the benefit of the grandchildren of Clara L.T. Rankin because her spouse is trustee of such trust; (d) is deemed to share with her spouse the power to vote and dispose of 21,286 shares of Class A Common held in trusts created for the benefit of the grandchildren of Alfred M. Rankin, Sr. because her spouse is a co-trustee of such trusts; (e) is deemed to share with her spouse the power to vote and dispose of 271,711 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (f) is deemed to share with her spouse the power to vote and dispose of an additional 14,160 shares of Class A Common held by her spouse in an individual retirement account; (g) is deemed to share with her spouse the power to dispose of 92,072 shares of Class A Common held by Rankin IV; and (h) is deemed to share with her spouse the power to vote and dispose of 14,313 shares of Class A Common held in a trust for the benefit of his brother (Bruce T. Rankin) because her spouse is trustee of such trust. Collectively, the 796,373 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 15.30% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Helen R. Butler which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Helen Rankin Butler. Ms. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (John C. Butler) the power to vote and dispose of 47,728 shares of Class A Common held by Mr. Butler, including (i) 44,928 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler and (ii) 2,800 shares of Class A Common held in her spouse’s individual retirement account; (c) is deemed to share with her spouse (John C. Butler, as trustee) the power to vote and dispose of (i) 4,083 shares of Class A Common held in a trust for the benefit of her minor daughter (Clara R. Butler) and (ii) 3,927 shares of Class A Common held in a trust for the benefit of her minor son (Griffin B. Butler); (d) has sole power to vote and dispose of 68,094 shares of Class A Common; and (e) is deemed to share the power to dispose of 92,072 shares of Class A Common held by Rankin IV. Collectively, the 554,199 shares of Class A Common beneficially owned by Ms. Butler constitute approximately 10.65% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Clara Rankin Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Clara T. Rankin Williams. Ms. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has the sole power to vote and dispose of 68,094 shares of Class A Common held by trusts created for her benefit and for which she is the trustee; (c) as trustee, has sole power to vote and dispose of 3,927 shares of Class A Common held in a trust for the benefit of her minor daughter (Margo J. V. Williams); (d) as trustee, has sole power to vote and dispose of 2,553 shares of Class A Common held in a trust for the benefit of her minor daughter (Helen C. Williams); (e) is deemed to share the power to vote and dispose of 8,049 shares of Class A Common owned by her spouse (David B. Williams); and (f) is deemed to share the power to dispose of 92,072 shares of Class A Common held by Rankin IV. Collectively, the 512,990 shares of Class A Common beneficially owned by Ms. Williams constitute approximately 9.85% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Thomas T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Thomas T. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 7 shares of Class A Common; (b) has the sole power to vote and dispose of 53,085 shares of Class A Common held by a trust created for his benefit and for which he is the trustee; (c) is deemed to share with his spouse (Corbin K. Rankin) the power to vote and to dispose of 3,622 shares of Class A Common owned by

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 21 of 24

his spouse; (d) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (e) shares with the other partners of Rankin IV the power to vote and dispose of 92,072 shares of Class A Common held by Rankin IV. Collectively, the 487,081 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 9.36% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Matthew M. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Matthew M. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 8,988 shares of Class A Common; (b) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (c) is deemed to share with his spouse (Elizabeth B. Rankin) the power to vote and dispose of 722 shares of Class A Common owned by his spouse; (d) as a co-trustee, Mr. Rankin shares with his brother (James T. Rankin) the power to vote and dispose of 645 shares of Class A Common held in a trust for the benefit of his daughter (Mary M. Rankin); and (e) as a co-trustee, Mr. Rankin shares with his brother (James T. Rankin) the power to vote and dispose of 563 shares of Class A Common held in a trust for the benefit of his son (William A. Rankin). Collectively, the 349,213 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.71% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Thomas P. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Thomas P. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 8,407 shares of Class A Common; and (b) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership. Collectively, the 346,702 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.66% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Claiborne R. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 25,768 shares of Class A Common under the Claiborne Rankin Trust; (b) is deemed to share with his spouse (Chloe O. Rankin) the power to vote and dispose of 2,360 shares of Class A Common owned by his spouse; (c) shares with Rankin Management, Inc. and the other Reporting Persons the power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (d) shares with the other partners of Rankin IV the power to vote and dispose of 92,072 shares of Class A Common held by Rankin IV. Collectively, the 458,495 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 8.81% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Chloe O. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Chloe O. Rankin. Ms. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) is deemed to share with her spouse (Claiborne R. Rankin) the power to vote and dispose of 25,768 shares of Class A Common held by a revocable trust created for the benefit of her spouse; (c) has the sole power to vote and dispose of 2,360 shares of Class A Common held in a trust created under the Agreement, dated June 1, 1995, creating a trust for her benefit; and (d) is deemed to share with her spouse the power to dispose of 92,072 shares of Class A Common held by Rankin IV. Collectively, the 458,495 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 8.81% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Roger F. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Roger F. Rankin. Mr. Rankin (a) has sole power to vote and dispose of 75,461 shares of Class A Common under the Roger F. Rankin Trust; (b) is deemed to share with his spouse (Alison A. Rankin) the power to vote and dispose of 4,133 shares of Class A Common held in trust for his daughter (A. Farnham Rankin) and 2,246 shares of Class A Common held in trust for another daughter (Elisabeth M. Rankin) for which his spouse is trustee; (c) is deemed to share with his spouse the power to vote and dispose of 3,123 shares of Class A Common owned by his spouse; (d) is deemed to share with his spouse the power to vote and dispose of 3,490 shares of Class A Common beneficially owned by his spouse; (e) shares with Rankin Management, Inc. and the other Reporting Persons the

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 22 of 24

power to vote and dispose of 338,295 shares of Class A Common held by the Partnership; and (f) shares with the other partners of Rankin IV the power to vote and dispose of 92,072 shares of Class A Common held by Rankin IV. Collectively, the 518,820 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 9.97% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Bruce T. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Bruce T. Rankin. Mr. Rankin (a) is deemed to share with his brother (Alfred M. Rankin, Jr.) the power to vote and dispose of 14,313 shares of Class A Common held by a trust, created for his benefit and for which his brother is the trustee; (b) shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (c) shares with the other partners of Rankin IV the power to dispose of 92,072 shares of Class A Common held by Rankin IV. Collectively, the 444,680 shares of Class A Common held by Mr. Rankin constitute approximately 8.54% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Alison A. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alison A. Rankin. Ms. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 3,123 shares of Class A Common; (c) has the sole power to vote and dispose of 3,490 shares of Class A Common held by a trust created for her benefit and for which she is the trustee; (d) is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 75,461 shares of Class A Common owned by a revocable trust for the benefit of her spouse; (e) is deemed to share with her spouse (Roger F. Rankin) the power to vote and dispose of 4,133 shares of Class A Common held in trust for her daughter (A. Farnham Rankin) and 2,246 shares of Class A Common held in trust for another daughter (Elisabeth M. Rankin) for which she is trustee; and (f) is deemed to share with her spouse the power to dispose of 92,072 shares of Class A Common held by Rankin IV. Collectively, the 518,820 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 9.97% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Corbin K. Rankin which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Corbin K. Rankin. Ms. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 3,622 shares of Class A Common; (c) is deemed to share with her spouse (Thomas T. Rankin) the power to vote and dispose of 53,092 shares of Class A Common owned by a revocable trust for the benefit of her spouse and (d) and is deemed to share with her spouse the power to dispose of 92,072 shares of Class A Common held by Rankin IV. Collectively, the 487,081 shares of Class A Common beneficially owned by Ms. Rankin constitute approximately 9.36% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading John C. Butler, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

John C. Butler, Jr. Mr. Butler (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 55,738 shares of Class A Common held by Mr. Butler, including (i) 44,928 shares of Class A Common held in a revocable trust for the benefit of Mr. Butler, and (ii) 2,800 shares of Class A Common held in his individual retirement account; (c) as trustee, has sole power to vote and dispose of 4,083 shares of Class A Common held in a trust for the benefit of his minor daughter (Clara R. Butler); (d) as trustee, has sole power to vote and dispose of 3,927 shares of Class A Common held in a trust for the benefit of his minor son (Griffin B. Butler); (e) is deemed to share with his spouse (Helen R. Butler) the power to vote and dispose of 68,094 shares of Class A Common beneficially owned by his spouse; and (f) shares with the other partners of Rankin IV the power to dispose of 92,072 shares of Class A Common held by Rankin IV. Collectively, the 554,199 shares of Class A Common beneficially owned by Mr. Butler constitute approximately 10.65% of the Class A Common outstanding as of December 31, 2016.

SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 23 of 24

The statements under the heading Claiborne R. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Claiborne R. Rankin, Jr. Mr. Rankin (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; and (b) has sole power to vote and dispose of 5,640 shares of held in a trust for his benefit. Collectively, the 343,935 shares of Class A Common beneficially owned by Mr. Rankin constitute approximately 6.61% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading David B. Williams which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

David B. Williams. Mr. Williams (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 8,049 shares of Class A Common held by Mr. Williams; (c) is deemed to share with his spouse (Clara R. Williams) the power to vote and dispose of 68,094 shares of Class A Common beneficially owned by his spouse; (d) is deemed to share with his spouse (Clara Rankin Williams) the power to vote and dispose of 3,927 shares of Class A Common owned by a trust created for the benefit of his minor daughter (Margo J. V. Williams) because his spouse is trustee of such trust; (d) is deemed to share with his spouse the power to vote and dispose of 2,553 shares of Class A Common owned by a trust created for the benefit of his minor daughter (Helen C. Williams) because his spouse is trustee of such trust; and (f) shares with the other partners of Rankin IV the power to dispose of 92,072 shares of Class A Common held by Rankin IV. Collectively, the 512,990 shares of Class A Common beneficially owned by Mr. Williams constitute approximately 9.85% of the Class A Common outstanding as of December 31, 2016.

The statements under the heading Julia Rankin Kuipers which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Julia Rankin Kuipers. Ms. Kuipers (a) by virtue of the Partnership Interests received as gifts, shares with Rankin Management, Inc. and the other Reporting Persons the power to dispose of 338,295 shares of Class A Common held by the Partnership; (b) has sole power to vote and dispose of 10,399 shares of Class A Common held in a trust for her benefit; and (c) is deemed to share with her spouse (Jacob A. Kuipers) the power to vote and dispose of 240 shares of Class A Common owned by her spouse. Collectively, the 348,934 shares of Class A Common beneficially owned by Ms. Kuipers constitute approximately 6.70% of the Class A Common outstanding as of December 31, 2016.

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SCHEDULE 13D/A

CUSIP No. 629579 10 03	Page 24 of 24

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

RANKIN ASSOCIATES II, L.P.

By:	Rankin Management, Inc., its Managing Partner

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

RANKIN MANAGEMENT, INC.

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr.
President

REPORTING INDIVIDUALS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen Rankin Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for James T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney-in-Fact for Thomas P. Rankin*
Attorney-in-Fact for Julia Rankin Kuipers*
Attorney-in-Fact for Lynn T. Rankin*
Attorney-in-Fact for Chloe R. Seelbach*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2, at page 16, and Exhibit 4, at pages 25 and 26 of the Schedule 13D, filed February 18, 1998.